Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Obtains New Patent Directed to Compositions of
Omega-3 Fatty Acid Phospholipids including Krill Oil

Laval, Quebec, October 5, 2011 - Neptune Technologies and Bioressources Inc. (Nasdaq: NEPT; TSX: NTB), announces that the U.S. Patent and Trademark Office (“USPTO”) has granted Neptune a new patent covering omega-3 phospholipids comprising polyunsaturated fatty acids, one of the main bioactive ingredients in all recognized Krill Oils. The patent is granted for the U.S. market and is valid until 2025.

Neptune’s recently issued US patent (U.S. No. 8,030,348) covers, regardless of the extraction process, novel omega-3 fatty acid phospholipid compositions suitable for human consumption, synthetic and/or natural, including compositions extracted from marine and aquatic biomasses. The 8,030,348 patent protects Neptune Krill Oil (NKO®) and also covers amongst others, oils and powders extracted from krill, containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the U.S. market.

“The US patent confirms Neptune’s position as the pioneer in the marine oil industry, especially in the krill oil business” stated Dr. Tina Sampalis, Neptune’s Chief Scientific Officer. “This patent also benefits our majority-owned subsidiaries Acasti Pharma and NeuroBioPharm as it protects the platform for our pharmaceutical products. The issuance of this patent expands Neptune’s leadership role in the phospholipid-based nutraceutical and pharmaceutical markets and represents a significant milestone by further strengthening the company's intellectual property portfolio.” she added.

Mr. Henri Harland, Neptune’s President and Chief Executive Officer, also indicated that:

  Intellectual property is a very important and strategic asset for Neptune and our three distinct families of patents and pending applications in more than 30 countries demonstrate that.
  Neptune has retained the services of one of the leading lawyer firms to diligently prepare the files to obtain a solid and robust patent, which was achieved.
  We expect a strong reaction from the competition as this new patent implies that they will not be authorized to distribute and/or sell any Krill Oil with the above mentioned composition in the U.S., unless they reach an agreement with Neptune.

He concluded that “it is also the management’s obligation to protect and defend Neptune’s assets, in order to maximize shareholder’s value; we intend to fully enforce our patent against anyone who infringes.”

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Dave Burwell
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	dave@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.